SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 22)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Platinum Energy Resources, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number)

Jeffrey A. Legault Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727659104
11	NAME OF REPORTING PERSON Syd Ghermezian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,715,263
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 12,715,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,715,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 727659104
11	NAME OF REPORTING PERSON Pacific International Group Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 12,715,263
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,715,263
WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,715,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 22 is filed by Pacific International Group Holdings LLC (“Pacific”) and Syd Ghermezian (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on September 12, 2007 by Braesridge Energy LLC (“BEL”) and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007, Amendment No. 2 on October 24, 2007, Amendment No. 3 on October 26, 2007, Amendment No. 4 on October 30, 2007, Amendment No. 5 on November 27, 2007, Amendment No. 6 on November 30, 2007, Amendment No. 7 on December 6, 2007 and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008 and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent Venture V LLC (“Regent”) and Mr. Ghermezian; Amendment No. 13 on June 1, 2009, filed by Pacific, BEL, Regent and Mr. Ghermezian; and Amendment No. 14 on June 10, 2009, Amendment No. 15 on June 19, 2009, Amendment No. 16 on July 9, 2009, Amendment No. 17 on July 31, 2009, Amendment No. 18 on December 10, 2009, Amendment No. 19 on January 27, 2010, Amendment No. 20 on February 19, 2010 and Amendment No. 21 on March 9, 2010, each filed by Pacific and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (the “Issuer”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 22 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.2 to Amendment No. 14 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

ITEM 1. SECURITY AND ISSUER

Response unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

Response unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Response unchanged.

ITEM 4.  PURPOSE OF TRANSACTION

Response unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Response unchanged

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

In its most recent Form 10-Q filed on July 30, 2010, the Issuer disclosed that it was in default under its Senior Credit Facility with the Bank of Texas and that it was negotiating with the Bank of Texas to avoid any possible actions of foreclosure.  On August 6, 2010, Pacific made a proposal to the Issuer pursuant to which (1) Pacific or an affiliate thereof would acquire the Issuer's indebtedness in the approximate amount of $9.5 million to the Bank of Texas and hold it on an interest-free basis pending repayment by the Issuer; and (2) the Issuer would make an offering to all shareholders of rights to acquire shares of Common Stock at a price of $0.30 per share and use the proceeds thereof to repay the indebtedness held by Pacific or its affiliate.  On August 11, 2010, Pacific amended its proposal to the Issuer to include an alternative proposal pursuant to which, (1) in substitution for the rights offering described in the August 6, 2010 proposal, the Issuer could elect, in its discretion, to grant to Pacific or its affiliate the right to convert such indebtedness into a number of shares of Common Stock that would result in Pacific and its affiliates holding not less than 90% of the shares of Common Stock, on a fully diluted basis, and (2) if, following such conversion, Pacific or its affiliate were to cause the Issuer to execute a short-form merger into a wholly-owned subsidiary, the remaining shareholders of Common Stock would be required to receive consideration of not less than $0.50 per share in cash.  This proposal, including both alternatives, will expire at 5:00 p.m. EDT on August 13, 2010 if not accepted by the Issuer by that time.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Response unchanged.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 11, 2010

/s/ Syd Ghermezian
Syd Ghermezian

PACIFIC INTERNATIONAL GROUP
HOLDINGS LLC
By:	/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager